Media Release 9 November 2021

Exhibit 99.3

James Hardie Industries Announces Record Second Quarter
Fiscal Year 2022 Results

Delivered Record Quarterly Net Sales, Adjusted EBIT & Adjusted Net Income

Global Net Sales +23% to US$903.2 Million for the Second Quarter

Adjusted Net Income +29% to US$154.9 Million for the Second Quarter

Raises Fiscal Year 2022 Adjusted Net Income Guidance Range to US$580 Million and US$600 Million from US$550 Million and US$590 Million

Declares Ordinary Dividend of US$ 40 cents per share

James Hardie Industries plc (ASX: JHX; NYSE: JHX), the world’s #1 producer and marketer of high-performance fiber cement and fiber gypsum building solutions, announced record results for its second quarter fiscal year 2022, the three-month period ending 30 September 2021.

Second Quarter Fiscal Year 2022 Highlights, Compared to Second Quarter Fiscal Year 2021:

•North America Fiber Cement Segment Net Sales increased +23% to US$635.3 million and Adjusted EBIT increased +23% to US$182.5 million, with an Adjusted EBIT margin of 28.7%
•Europe Building Products Segment Net Sales increased +23% to €104.6 million and Adjusted EBIT increased +51% to €14.2 million, with Adjusted EBIT margin expansion of 250 basis points to 13.6%
•Asia Pacific Fiber Cement Segment Net Sales increased +15% to A$196.6 million and Adjusted EBIT increased +12% to A$60.6 million, with an Adjusted EBIT margin of 30.8%
•Global Adjusted EBIT increased +26% to US$205.7 million, with Adjusted EBIT margin expansion of 70 basis points to 22.8%
•Global Net Sales increased +23% on Global Volume growth of +14%, as all three regions continue to build momentum on executing the global strategy of driving high value product mix penetration

This second quarter marked our tenth consecutive quarter of delivering growth above market and strong returns. As outlined in our investor day in May 2021, we described our three critical strategic initiatives for fiscal year 2022 through fiscal year 2024: (1) market directly to homeowners to accelerate demand creation, (2) penetrate and drive profitable growth in existing and new segments, especially in Repair & Remodel; and (3) commercialize global innovations by expanding into new categories. Further, we discussed our focus on driving a high value product mix in all three regions.

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James Hardie CEO, Dr. Jack Truong, said, “We continue to make excellent progress on our stated global strategy. Our strong execution on this strategy is reflected in second quarter Global Price/Mix growth of +9%, including North America Price/Mix growth of +9%, Europe Price/Mix growth of 8% and Asia Pacific Price/Mix growth of +4%. Our growth momentum in accelerating high value products penetration, which underpins Price/Mix, is the result of 1) enabling our customers to make more money by selling more James Hardie products and 2) marketing directly to the homeowners to create demand of our high value products through our customers.” Dr. Truong continued, “During the second quarter, we continued the commercialization of Hardie ® Textured Panels in North America, Hardie™ Fine Texture Cladding in Australia, and Hardie ® VL Plank in Europe. These products along with the entirety of our high value product mix provide homeowners with products that combine long lasting beauty and endless design possibilities, with trusted protection and low maintenance.”

Commenting on the second quarter financial results, Dr. Truong stated, “This is the fourth consecutive quarter where all three regions delivered double-digit sales growth and double-digit EBIT growth. Globally, quarterly Net Sales grew +23% to US$903.2 million, a new record. Execution on delivering our high value product mix strategy is gaining momentum leading to Global Net Sales increasing +23% on Global volume growth of +14%.” Dr. Truong continued, “Global Adjusted EBIT increased +26% to US$205.7 million, also a new record. Global Adjusted EBIT margin expanded 70 bps to 22.8%. Importantly, the shift to driving growth with a high value product mix combined with the continued execution of LEAN, has enabled us to absorb both high input costs and significant investments in marketing and innovation”.

Commenting on Global capacity additions, Dr. Truong stated, “With the growth momentum we have in delivering high value products, we are now investing in a transformational global capacity expansion program in all three regions. This capacity expansion program reflects our confidence in our ability to drive growth for our high value products by continuing to penetrate new and existing markets through innovation and marketing directly to the homeowners. As we announced last quarter, we expect our global capital expenditure to be between US$250 million and US$350 million per year during FY22, FY23 and FY24.”

In addition to previously announced projects, we will be investing in the following capacity expansions by region during FY22 – FY24:

•North America:
◦Brownfield capacity expansion of our Prattville, Alabama site with the addition of Sheet Machines #3 & #4
◦Purchase of land for a future greenfield site in the United States

•Europe:
◦Fiber Gypsum brownfield expansion at our site in Orejo, Spain
◦Fiber Cement greenfield expansion

•APAC:
◦Greenfield expansion in Victoria, Australia

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Dr. Truong concluded, “Our mission is to be a high-performance global company that delivers organic growth above market with strong returns, consistently. Ten consecutive quarters of growth above market with strong returns has led to an acceleration in operating cash flow, which is allowing us to: expand our Global manufacturing capacity, accelerate our growth initiatives, return to ordinary dividends, reduce our debt position, and increase the cash contributions to the Asbestos Injuries Compensation Fund (AICF).”

Second Quarter Fiscal Year 2022 Results Compared to Second Quarter Fiscal Year 2021 Results

Global: Global Net Sales increased +23% to US$903.2 million, a record, while Global Adjusted EBIT increased +26% to US$205.7 million, also a record. Global Adjusted Net Income increased +29% to a record US$154.9 million, compared to US$120.5 million. Global Adjusted EBIT margin of 22.8%, supported by continued operational improvement across all three operating regions: North America, Europe and Asia Pacific.

North America Fiber Cement Segment: Net Sales increased +23% to US$635.3 million, a record, driven by growing momentum in the execution of our high value product mix strategy that delivered Price/Mix growth of +9%, with strong volume growth of +14% in the quarter. Execution of our push/pull strategy continued to deliver market share gains with Exteriors volume growth of +16%. LEAN manufacturing initiatives continued to generate improved performance across the Company’s North American manufacturing network, helping to deliver +23% Adjusted EBIT growth to a record US$182.5 million at a 28.7% Adjusted EBIT margin.

Dr. Truong remarked, “Our North America business delivered an exceptional and record quarter for Net Sales and EBIT driven by the region’s execution of the high value product mix strategy. With 1) our commercial team partnering closely with our customers, 2) our focus on creating demand by marketing directly to the homeowner, and 3) the additional capacity provided by our on-time ramp up of Prattville Sheet Machines #1 & #2, we believe we are poised to continue to drive strong Net Sales growth with strong returns while gaining market share.”

Europe Building Products Segment: Net sales increased +23% to €104.6 million, as we partnered with our customers to drive a high value product mix, this resulted in Price/Mix growth of +8%. Fiber cement Net Sales grew +40%. Adjusted EBIT increased +51% to €14.2 million, with an Adjusted EBIT margin of 13.6%. Adjusted EBIT margin expansion was driven by strong Net Sales, very good growth of high margin fiber cement products and fiber gypsum flooring products, and LEAN manufacturing savings, partially offset by higher input costs.

Dr. Truong remarked, “It is very pleasing to see transformation and momentum building in our European business. This is the fourth consecutive quarter of double-digit Net Sales growth and double-digit Adjusted EBIT margins. Our Strategy of delivering high value products resulted in fiber cement sales growing +40% and fiber gypsum sales growing +20% in the quarter.”

Asia Pacific Fiber Cement Segment: Net sales increased +15% to A$196.6 million, a record. Adjusted EBIT increased +12% to A$60.6 million, also a record, at an Adjusted EBIT margin of 30.8%. Similar to North America and Europe, our Australia and New Zealand businesses gained traction and momentum in the execution of our high value product mix strategy, with a Price/Mix growth of +9% in the quarter.

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Dr. Truong remarked, “The APAC region has delivered another strong set of results. Building momentum with high value products and partnering closely with our customers has allowed Australia and New Zealand to deliver strong Price/Mix growth for the quarter.”

Sustainability

At James Hardie, we are all committed to Building Sustainable Communities. This commitment is to 1) the smallest of communities - the individual household, 2) the James Hardie community, 3) the local communities in which we live and operate and 4) the largest of all communities, the global ecosystem. To build sustainable communities, we aim to transform the way the world builds with products that are, safer, higher performing, more beautiful and more sustainable. Commenting on Sustainability, Dr. Truong stated “Sustainability and ESG are a part of our strategy, it is not a separate and distinct initiative, but rather it is woven into how we operate and core to our strategy.”

For more on our commitment to Sustainability including our goals, see our FY21 Sustainability Report at https://ir.jameshardie.com.au/esg/sustainability

Capital Resources

Strong operating cash flow generation of US$357.5 million in the first half was driven by continuous improvement in our LEAN manufacturing performance, strong profitable organic sales growth and the integration of our supply chain with our customers. Working capital improved by US$4.9 million during the first half of fiscal year 2022. We achieved global LEAN savings of US$155.4 million over the 30-month period since the inception of LEAN, including US$110.7 million LEAN savings in North America. We have already surpassed our North America business’ 3 year LEAN savings commitment of US$100 million, and 6 months early.

James Hardie CFO, Jason Miele, stated, “We continued to deliver strong cash flow generation in the first half, with operating cash flow of US$357.5 million. Our continued strong cash flow has enabled us to reinstate returns to shareholders, with an ordinary dividend for the first half of fiscal year 2022, which we declared today of US$ 40 cents per share. The record date is November 19th, with payment on December 17th. Our strong cash flows have also helped to continue to improve our contributions to the AICF, contributions in FY21 and FY22 will total A$549.1 million, and through 30 September 2021 we have now contributed A$1.7 billion since the inception of the AICF. We are pleased that the AICF now has a balance of cash and investments totaling over A$253 million as of 31 October 2021."

Outlook and Earnings Guidance
Based on the continued, strong execution of the global strategy across all three regions and the expectation for continued residential and market growth in the USA, the Company is raising its guidance for fiscal year 2022, ending 31 March 2022. Management now expects fiscal year 2022 Adjusted Net Income to be between US$580 million and US$600 million, compared to the prior range of US$550 million and US$590 million. The comparable prior year Adjusted Net Income for fiscal year 2021 was US$458.0 million.

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James Hardie’s guidance is based on current estimates and assumptions and is subject to several known and unknown uncertainties and risks, including those related to the COVID-19 pandemic. James Hardie continues to assess the impacts and the uncertainties of the COVID-19 pandemic on the geographic locations in which it operates, and the continuing impact of the pandemic on the Company’s business and future financial performance remains uncertain.

Key Financial Information

	Q2 FY22		Q2 FY21		Change	1H FY22		1H FY21		Change

Group (US$ millions)
Net Sales		$903.2		$736.8	23%		$1,746.5		$1,363.1	28%
Adjusted EBIT	205.7		163.1		26%		386.2		288.0	34%
Adjusted EBIT Margin	22.8%		22.1%		0.7 pts	22.1%		21.1%		1.0 pts
Adjusted Net Income	154.9		120.5		29%		289.1		209.8	38%
Operating Cash Flow							357.5		416.8	-14%

North America Fiber Cement (US$ millions)
Net Sales		$635.3		$515.0	23%		$1,212.4		$966.8	25%
Adjusted EBIT	182.5		148.6		23%		351.8		279.5	26%
Adjusted EBIT Margin	28.7%		28.9%		- 0.2 pts	29.0%		28.9%		0.1 pts

Asia Pacific Fiber Cement (A$ millions)
Net Sales	A$	196.6	A$	170.6	15%	A$	380.7	A$	309.3	23%
Adjusted EBIT	60.6		54.1		12%		111.0		87.7	27%
Adjusted EBIT Margin	30.8%		31.7%		- 0.9 pts	29.2%		28.6%		0.6 pts

Europe Building Products (€ millions)
Net Sales		€104.6		€85.3	23%		€207.9		€160.7	29%
Adjusted EBIT	14.2		9.4		51%		27.7		11.4	143%
Adjusted EBIT Margin	13.6%		11.1%		2.5 pts	13.3%		7.4%		5.9 pts

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Further Information

Readers are referred to the Company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the second quarter ended 30 September 2021 for additional information regarding the Company’s results, including information regarding income taxes, the asbestos liability and contingent liabilities.

Management Briefing for Analysts, Investors and Media
James Hardie will conduct a teleconference and audio webcast for analysts, investors and media on Tuesday 9 November 2021, 9:00am Sydney, Australia time (Monday 8 November 2021, 5:00pm New York City, USA time). Analysts, investors and media can access the management briefing via the following:
•Live Webcast: https://edge.media-server.com/mmc/p/9oaz5n2z
•Live Teleconference Registration: https://s1.c-conf.com/diamondpass/10016679-3mf86h.html
All participants wishing to join the teleconference will need to pre-register by navigating to
https://s1.c-conf.com/diamondpass/10016679-3mf86h.html
Once registered, you will receive a calendar invite with dial-in numbers and a unique PIN which will be required to join the call.
•Webcast Replay: Will be available two hours after the Live Webcast concludes at
https://ir.jameshardie.com.au/jh/results_briefings.jsp

Use of Non-GAAP Financial Information; Australian Equivalent Terminology

This Media Release includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP), such as Adjusted net income and Adjusted EBIT. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. The Company is unable to forecast the comparable US GAAP financial measure for future periods due to, amongst other factors, uncertainty regarding the impact of actuarial estimates on asbestos-related assets and liabilities in future periods. For additional information regarding the non-GAAP financial measures presented in this Media Release, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the section titled “Non-GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the second quarter ended 30 September 2021.

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In addition, this Media Release includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with GAAP, the Company provides investors with definitions and a cross-reference from the non-GAAP financial measure used in this Media Release to the equivalent GAAP financial measure used in the Company's Consolidated Financial Statements. See the section titled “Non-GAAP Financial Measures” included in the Company’s Management’s Analysis of Results for the second quarter ended 30 September 2021.

Forward-Looking Statements

This Media Release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of James Hardie to be materially different from those expressed or implied in this release, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2021; changes in general economic, political, governmental and business conditions globally and in the countries in which James Hardie does business; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Media Release except as required by law.
This media release has been authorized by the James Hardie Board of Directors.
END
Investor/Media/Analyst Enquiries:

James Brennan-Chong
Director of Investor Relations and Market Intelligence

Telephone:	+61 2 9638 9205
Email:	media@jameshardie.com.au

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland

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